

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

By E-Mail
Fang Xue, Esq.
Gibson, Dunn & Crutcher LLP
Unit 1301, Tower 1, China Central Place
No. 81 Jianguo Road
Chaoyang District
Beijing 100025, PRC

 Re: **Ruhnn Holding Ltd**
 Schedule 13E-3
 Filed on February 10, 2021
 Filed by Ruhnn Holding Limited, RUNION Holding Limited, RUNION
 Mergersub Limited, Min Feng, Lei Sun, Chao Shen, Ruhnn1106
 Investment Limited, LEIYU Investment Limited, YangMing
 Investment Limited, China Himalaya Investment Limited,
 Shanghai Yuanqiong Enterprise Management Co., Ltd., Shanghai
 Legend Capital Shudai Enterprise Management Consulting
 Partnership Enterprise (Limited Partnership), Beijing Junlian
 Yitong Equity Investment Partnership (Limited Partnership),
 Shanghai Yuanze Enterprise Management Co., Ltd., Taobao China
 Holding Limited, Eastern Bell XIII Investment Limited, Suzhou
 Qiming Ronghe Venture Capital Investment Partnership
 Enterprise (Limited Partnership), Bilibili Inc., Profitwise Limited,
 Shanghai Hechen Enterprise Management Center (Limited
 Partnership) and, Shanghai Yingjun Enterprise Management
 Center (Limited Partnership)
 File No. 005-91352

Dear Ms. Xue:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Schedule 13E-3

1. We note that the company conducted its initial public offering in April 2019 and raised funds at a price of $12.50 per ADS. Please revise your disclosure to describe how, if at all, the special committee and the board determined that the current transaction price is fair given that the merger consideration is approximately 28% of the IPO price and that the transaction is being conducted without shareholder approval, other than the approval of holders affiliated with the company.

2. Please revise the disclosure to describe whether the company considered, at the time of the IPO, the costs related to being a reporting entity, which you now cite as a reason for conducting the current transaction.

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please direct any questions to me at (202) 551-3619.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions